Lydia I. Beebe	Corporate Governance
Corporate Secretary and	6001 Bollinger Canyon Road
Chief Governance Officer	San Ramon, CA 94583
Tel 925 842 3232
Fax 925 842 2846
lydia.beebe@chevron.com
February 1, 2008

BY ELECTRONIC TRANSMISSION
Carmen Moncada-Terry, Esq.
Attorney Advisor
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Definitive Proxy Statement on Schedule 14A
Filed on March 19, 2007
File No. 001-00368
Dear Ms. Moncada-Terry:

In your letter dated December 6, 2007, you reissued and provided additional comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Chevron Corporation (“Chevron,” “the Company,” “we,” or “our”) Definitive Proxy Statement (“2007 Proxy Statement”) as incorporated by reference into Chevron’s Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”). These comments and the Company’s responses are set forth below.
Please direct any questions related to the information herein to Mr. Chris Butner, Assistant Secretary, at (925) 842-2796 or by e-mail at cbutner@chevron.com.
Compensation Discussion and Analysis, page 16
The Management and Compensation Committee, page 16
Competitors, page 16
Comment 1
We note your response to prior comment 3 and reissue the comment. It is still unclear why you choose one group over another group to benchmark an element of compensation. Under “Competitors,” you discuss how you use the comparable groups in connection with the compensation of “executives” or “senior executives.” However, it is unclear to whom the reference “executives” or “senior executives” refer. Likewise, under “Based Pay,” it is not clear to what the reference “non-oil company” relates. Based on your response, it appears that the reference relates to the 25 major capital-intensive international companies. Please carefully review your disclosure and revise to enhance the clarity of your disclosure.

Carmen Moncada-Terry, Esq.
February 1, 2008

Response:
The Company intends to address your comments in its next proxy statement by clarifying and better describing its use of peer groups (including why a peer group is selected) in setting each element of our named executive officers’ (“NEO”) compensation and by being more precise throughout the CD&A in our use of references to our NEOs (and avoid references to “executives” or “senior executives) and peer groups.
Key Elements of Compensation, page 17
Allocation Among Components, page 18
Comment 2
We note your response to prior comment 4 and reissue the comment. It is unclear why you believe that the percentage by which a named executive officer’s compensation deviates from the competitive median does not represent material information that is necessary to the understanding of the registrant’s compensation policies and decisions. For example, your disclosure indicates that you endeavor to maintain your base pay “within the appropriate range” of the benchmark and that you will adjust salary ranges to maintain them competitive with the competitor group. It therefore appears that any deviations from the range would be material to the understanding of your base pay determinations. We note similar disclosure with respect to the other elements of compensation.
Response:
The Company intends to address your comment in its next proxy statement by clarifying its use of specific terms, peer groups in setting our NEOs’ executive compensation and, if peer groups are used to establish targeted percentiles or competitive medians, by providing an analysis of the reasons for deviations of compensation from such targeted percentiles or competitive medians.
Comment 3
We note your response to prior comments 5 and 6 and reissue the comments. We refer you to Executive Compensation and Related Person Disclosure, Release 33-8732A, which provides that “the new Compensation Discussion and Analysis calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables.” Your response suggests that because you are not required to discuss the deliberations of your committee, you are not required to provide analysis addressing the factors considered by your committee in making compensation determinations. This is an inaccurate reading of the release and inconsistent with the principles-based approach that drives our compensation disclosure requirements. You should provide sufficient disclosure that would help the reader of your disclosure understand the compensation decisions for the fiscal year.
Response:
The Company intends to address your comments in its next proxy statement by providing, for each element of compensation, a more thorough and detailed discussion of how each element of compensation is determined and analysis of the material factors upon which the amounts awarded to each NEO are based.

Carmen Moncada-Terry, Esq.
February 1, 2008

Base Pay, page 18
Comment 4
We note your response to prior comment 7 and reissue the comment. As noted in your response, in discussing your compensation determinations, you are not only required to identify and discuss any material different policies but also any material different decisions regarding the individual executive officers. Accordingly, please discuss the reasons for awarding the named executive officers compensation packages that differ in value and composition.
Response:
The Company intends to address your comments in its next proxy statement by providing a more thorough and detailed discussion and analysis of the material factors upon which the amounts awarded to each NEO are based, which will explain, to the extent applicable, material differences among the NEOs’ compensation.
Short-Term Incentive, page 19
Comment 5
We note your response to prior comments 8 and 9 and reissue the comment. Your disclosure in this section is very confusing because it lacks context. Please provide disclosure in terms of the short-term incentive awards made in 2006. Discuss how you applied the formula for calculating short-term awards to awards made to the named executive officers. Specify the corporate, reporting unit/strategic business unit financial and strategic objectives and the individual objectives that were established and the amount of MIP fund that was allocated for 2006. To the extent practicable, avoid or define in context defined terms, such as “percent of the par.”
Response:
The Company intends to address your comments in its next proxy statement by clarifying and providing more analysis of the basis for awards under our Management Incentive Plan for each NEO, including a description of how the components of the MIP formula were determined, the material objectives and factors considered by the Committee in making those determinations, and how the components of the MIP formula were applied in making the resulting awards. We will, to the extent practical, avoid the use of defined terms. The Company intends to also clarify that: (i) it does not have any defined formula that uses established or rigid quantitative targets at the beginning of each year for each named executive officer which, depending upon the extent achieved, may result in a MIP award within a particular predetermined range; and (ii) although the Company utilizes a formula for determining MIP awards, the individual components of the formula are not strictly determined with reference to performance against objectively measured financial targets.

Carmen Moncada-Terry, Esq.
February 1, 2008

Grants of Plan-Based Awards, page 26
Comment 6
We note your response to prior comment 14, and reissue the comment. The description in footnote 2 of how you calculate the performance modifier and arrive to the long-term incentive cash payouts, given its technical nature, is difficult to follow. Please provide a chart where you explain, step by step, the formula for calculating the performance modifier and cash payouts. Also disclose the modifier that was used in calculating the long-term incentive payouts for 2006.
Response:
The Company intends to address your comment in its next proxy statement by providing a chart, in the narrative accompanying the “Grants of Plan Based Awards” table, that clarifies the manner in which the performance modifier and resulting payout of performance shares is determined under the Company’s Long Term Incentive Plan.
The performance shares granted in 2006 are set forth in the “Grants of Plan Based Awards” table. The modifier and resulting payout will not be known until the end of the three year performance period, which began on January 1, 2006 and ends on December 31, 2008. The performance share payout that occurred in 2006 was for performance shares that were granted in 2003 and is disclosed in the “Option Exercises and Stock Vested” table. The modifier used for calculating the payout was 125%, which is described in footnote 6 to the “Option Exercises and Stock Vested” table.
Grants of Plan-Based Awards, page 26
Comment 7
We note your response to prior comment 13, and we reissue the comment. The telephone interpretation you reference was released prior to the adoption of the new executive compensation disclosure requirements and is no longer applicable.
Response:
The Company intends to address your comments in its next proxy statement by clarifying in the footnotes to the “Grants of Plan-Based Awards” table the reason, to the extent still applicable, that thresholds and/or maximums do not apply to the subject awards. We believe this is consistent with the Staff’s interpretive guidance set forth in the Compliance and Disclosure Interpretations for Item 402 of Regulation S-K (reissued January 2007 and updated August 8, 2007) at Section 5.01 under the section entitled “Interpretive Responses Regarding Particular Situations,” which is set forth on the SEC’s Web site at www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.
Comment 8
We note your response to prior comment 15 and reissue the comment. Please discuss why you selected to make payments or award benefits at the given levels upon the occurrence of the identified triggering events.
Response:
The Company intends to address your comments in its next proxy statement by clarifying how and why the payment and benefit levels are determined under the identified triggering events.
* * *

Carmen Moncada-Terry, Esq.
February 1, 2008

We hope the above responses adequately address the comments in your letter. If you have any questions or would like to discuss these responses, please contact Mr. Chris Butner, Assistant Secretary, at (925) 842-2796 or by e-mail at cbutner@chevron.com, or me.
Very truly yours,

/S/ LYDIA I. BEEBE
Lydia I. Beebe
Corporate Secretary and Chief Governance Officer

cc:	David J. O’Reilly, Chairman and Chief Executive Officer
Charles A. James, General Counsel